Your Ref: SEC File No. 83-2
Re: Section 11 (a) of the
Asian Development Bank –
Regulation AD Rule 2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Periodic Report

Pursuant to Rule 2 (a) of Regulation AD adopted pursuant to Section 11 (a) of the Asian Development Bank Act.

For the Fiscal quarter ended 31 March 2021

ASIAN DEVELOPMENT BANK
6 ADB Avenue
Mandaluyong City
1550 Metro Manila, Philippines

(1) Information as to purchase or sale by ADB of its primary obligations during the quarter:

Summary information in respect of purchases and sales of ADB's primary obligations in the first quarter of 2021 is set out in Appendices A and B.

(2) Copies of ADB's regular quarterly financial statements:

ADB's financial statements for the quarter ended 31 March 2021 have not been approved by the ADB's Board of Directors but will be provided following approval.

(3) Copies of any material modifications or amendments during such quarter of any exhibits previously filed with the Commission under any statute:

There were no material modifications or amendments of any exhibits previously filed with the Commission.

(4) Copies of the Global Borrowing Authorization for 2021 and the Global Authorization for Swap Transactions in 2021 are set out in Appendices C and D.

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

SUMMARY OF NEW BORROWINGS
FOR THE FIRST QUARTER 2021

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1507_AUDM0030_00_1	27-Jan-21	27-Jan-31	AUD200mn 1.30% Notes due 27 January 2031	AUD	200,000,000.00
1508_GMTN1225_00_2	1-Feb-21	1-Feb-40	AUD25mn 1.803% Notes due 1 February 2040	AUD	25,000,000.00
1511_GMTN1226_00_2	1-Feb-21	1-Feb-36	AUD125mn 1.59% Notes due 1 February 2036	AUD	125,000,000.00
1520_GMTN1236_00_2	16-Feb-21	16-Feb-31	AUD75mn 1.283% Notes due 16 February 2031	AUD	75,000,000.00
1541_AUDM0031_00_1	2-Mar-21	2-Mar-28	AUD350mn 1.10% Notes due 2 March 2028	AUD	350,000,000.00
1550_GMTN1263_00_2	19-Mar-21	19-Mar-31	AUD60mn 1.93% Notes due 19 March 2031	AUD	60,000,000.00
1551_GMTN1264_00_2	24-Mar-21	24-Mar-31	AUD75mn 1.95% Notes due 24 March 2031	AUD	75,000,000.00
			AUD TOTAL		**910,000,000.00**
1514_GMTN1230_00_2	5-Feb-21	5-Feb-26	BRL400mn 6.00% Notes due 5 February 2026 payable in United States dollars	BRL	400,000,000.00
			BRL TOTAL		**400,000,000.00**
1517_GMTN1233_00_2	5-Feb-21	1-Jun-30	CAD50mm 1.166% Notes due 1 June 2030	CAD	50,000,000.00
1523_GMTN1239_00_1	10-Feb-21	10-Feb-26	CAD1.250bn 0.75% Notes due 10 February 2026	CAD	1,250,000,000.00
			CAD TOTAL		**1,300,000,000.00**
1325_GMTN1049_09_1	14-Jan-21	5-Mar-24	CNY200mn 2.90% Notes due 5 March 2024	CNY	200,000,000.00
1325_GMTN1049_10_1	3-Feb-21	5-Mar-24	CNY250mn 2.90% Notes due 5 March 2024	CNY	250,000,000.00
1325_GMTN1049_11_1	25-Mar-21	5-Mar-24	CNY200mn 2.90% Notes due 5 March 2024	CNY	200,000,000.00
1388_GMTN1107_03_2	29-Mar-21	16-Jan-23	CNY75mn 2.715% Notes due 16 January 2023	CNY	75,000,000.00
1521_GMTN1238_00_2	23-Feb-21	23-Feb-26	CNY120mn 2.20% Notes due 23 February 2026	CNY	120,000,000.00
1552_RNP_00	11-Mar-21	11-Mar-26	2021 Renminbi Bonds (Series 1) (Bond Connect)	CNY	2,000,000,000.00
			CNY TOTAL		**2,845,000,000.00**
1512_GMTN1228_00_2	2-Feb-21	2-Feb-51	EUR35mn 0.603% Callable Notes due 02 February 2051	EUR	35,000,000.00
1528_GMTN1244_00_2	23-Feb-21	23-Feb-51	EUR40mn 0.715% Callable Notes due 23 February 2051	EUR	40,000,000.00
1530_GMTN1245_00_2	24-Feb-21	24-Feb-61	EUR50mn 0.92% Callable Note due 24 February 2061	EUR	50,000,000.00
1540_GMTN1254_00_2	4-Mar-21	4-Mar-51	EUR35mn 0.8325% Callable Notes due 4 March 2051	EUR	35,000,000.00
1546_GMTN1259_00_2	10-Mar-21	10-Mar-51	EUR30mn 1.045% Callable Notes due 10 March 2051	EUR	30,000,000.00
			EUR TOTAL		**190,000,000.00**
1513_GMTN1229_00_1	4-Feb-21	15-Dec-26	GBP750mn 0.125% Notes due 15 December 2026	GBP	750,000,000.00
			GBP TOTAL		**750,000,000.00**
1556_GMTN1268_00_1	30-Mar-21	30-Mar-24	GEL12.30mn Floating Rate Notes due 30 March 2024 payable in United States dollars	GEL	12,300,000.00
			GEL TOTAL		**12,300,000.00**
1502_GMTN1216_00_2	21-Jan-21	21-Jan-22	GHS125mn 14.75% Notes due 21 January 2022 payable in United States dolla	GHS	125,000,000.00
			GHS TOTAL		**125,000,000.00**
1497_GMTN1213_00_2	19-Jan-21	19-Jan-23	HKD400mn 0.174% Notes due 19 January 2023	HKD	400,000,000.00
1499_GMTN1217_00_2	20-Jan-21	20-Jan-23	HKD250mn 0.16% Notes due 20 Janaury 2023	HKD	250,000,000.00
1503_GMTN1218_00_2	20-Jan-21	20-Jan-22	HKD200mn 0.05% Notes due 20 January 2022	HKD	200,000,000.00
1504_GMTN1220_00_2	21-Jan-21	24-Jan-22	HKD115mn 0.046% Notes due 24 January 2022	HKD	115,000,000.00
1505_GMTN1221_00_2	22-Jan-21	22-Jan-22	HKD300mn 0.05% Notes due 22 January 2022	HKD	300,000,000.00
1506_GMTN1222_00_2	26-Jan-21	26-Jan-23	HKD100mn 0.16% Notes due 26 January 2023	HKD	100,000,000.00
1509_GMTN1224_00_2	28-Jan-21	28-Jan-23	HKD200mn 0.125% Notes due 28 January 2023	HKD	200,000,000.00
1524_GMTN1240_00_2	17-Feb-21	17-Feb-22	HKD100mn 0.05% Notes due 17 February 2022	HKD	100,000,000.00
1525_GMTN1241_00_2	19-Feb-21	19-Feb-23	HKD300mn 0.085% Notes 19 February 2023	HKD	300,000,000.00
1542_GMTN1255_00_2	5-Mar-21	5-Mar-22	HKD300mn 0.01% Notes due 5 March 2022	HKD	300,000,000.00
1544_GMTN1257_00_2	9-Mar-21	9-Mar-31	HKD100mn 1.51% Notes due 9 March 2031	HKD	100,000,000.00
1547_GMTN1260_00_2	9-Mar-21	9-Mar-22	HKD200mn 0.05% Notes due 9 March 2022	HKD	200,000,000.00
			HKD TOTAL		**2,565,000,000.00**
1401_GMTN1119_01_1	25-Jan-21	25-Feb-30	INR3bn 6,15% Notes due 25 February 2030	INR	3,000,000,000.00
			INR TOTAL		**3,000,000,000.00**
1529_GMTN1227_00_1	12-Feb-21	17-Dec-30	KZT8.40bn 10.15 per cent.Notes due 17 December 2030	KZT	8,400,000,000.00
1533_GMTN1232_00_1	19-Feb-21	17-Mar-26	KZT9.039bn 9.95 Amortizing Notes due 17 March 2026	KZT	9,038,783,000.00
			KZT TOTAL		**17,438,783,000.00**
1501_GMTN1215_00_2	19-Jan-21	19-Jan-28	MXN290mn Zero Coupon Deep Discount Notes due 19 January 2028 payable in United States dollars	MXN	290,000,000.00
1548_GMTN1261_00_2	12-Mar-21	12-Mar-24	MXN1.050bn 4.70% Notes due 12 March 2024	MXN	1,050,000,000.00
			MXN TOTAL		**1,340,000,000.00**

SECID	ISSUE DATE	MATURITY DATE	DESCRIPTION	CCY	PRINCIPAL AMOUNT
1498_GMTN1214_00_2	19-Jan-21	19-Jan-26	NOK1bn 0.877% Notes due 19 January 2026	NOK	1,000,000,000.00
1532_GMTN1247_00_2	26-Feb-21	26-Feb-36	NOK250mn 1.6175% Notes due 26 February 2036	NOK	250,000,000.00
			NOK TOTAL		**1,250,000,000.00**
1518_NZDM0012_00_1	10-Feb-21	10-Feb-28	NZD700mn 1.125% Note due 10 February 2028	NZD	700,000,000.00
			NZD TOTAL		**700,000,000.00**
1516_GMTN1235_00_1	4-Feb-21	16-Oct-25	PKR1.60bn 8.70% Notes due 16 October 2025 payable in United States dollars	PKR	1,600,000,000.00
			PKR TOTAL		**1,600,000,000.00**
1500_GMTN1219_00_2	21-Jan-21	21-Jan-28	SEK1bn 0.253% Notes due 21 January 2028	SEK	1,000,000,000.00
1500_GMTN1219_01_2	1-Feb-21	21-Jan-28	SEK500mn 0.253% Notes due 21 January 2028	SEK	500,000,000.00
			SEK TOTAL		**1,500,000,000.00**
1435_GMTN1153_01_2	28-Jan-21	14-Feb-22	TRY150mn 20.50% Notes due 14 February 2022	TRY	150,000,000.00
1496_GMTN1212_00_2	14-Jan-21	14-Jan-22	TRY375mn 13.25% Notes due 14 January 2022	TRY	375,000,000.00
1522_GMTN1237_00_2	16-Feb-21	16-Feb-22	TRY250mn 14% Notes due 16 February 2022	TRY	250,000,000.00
1539_GMTN1253_00_2	3-Mar-21	3-Mar-22	TRY250mn 16.50% Notes due 3 March 2022	TRY	250,000,000.00
1554_GMTN1266_00_2	30-Mar-21	30-Mar-22	TRY300mn 16% Notes due 30 March 2022	TRY	300,000,000.00
			TRY TOTAL		**1,325,000,000.00**
1510_GMTN1223_00_2	1-Feb-21	1-Feb-22	UAH300mn 8.00% Notes due 1 February 2022 payable in United States dollars	UAH	300,000,000.00
1531_GMTN1246_00_2	25-Feb-21	25-Feb-22	UAH800mn 8.00% Notes due 25 February 2022 payable in United States dollars	UAH	800,000,000.00
1536_GMTN1250_00_2	4-Mar-21	4-Mar-24	UAH300mn 8% Notes due 4 March 2024 payable in United States dollars	UAH	300,000,000.00
1553_GMTN1265_00_2	24-Mar-21	24-Mar-22	UAH350mn 8.00% Notes due 24 March 2022 payable in United States dollars	UAH	350,000,000.00
			UAH TOTAL		**1,750,000,000.00**
1515_GMTN1231_00_1	4-Feb-21	4-Feb-26	USD4.50bn 0.50% Global Notes due 4 February 2026	USD	4,500,000,000.00
1526_GMTN1242_00_2	18-Feb-21	18-Feb-61	USD50mn Zero Coupon Callable Notes due 18 February 2061	USD	50,000,000.00
1527_GMTN1243_00_2	23-Feb-21	23-Feb-61	USD30mn Zero Coupon Callable Notes due 23 February 2061	USD	30,000,000.00
1535_GMTN1249_00_2	3-Mar-21	3-Mar-61	USD20mn Zero Coupon Callable Notes due 3 March 2061	USD	20,000,000.00
1537_GMTN1252_00_2	3-Mar-21	3-Mar-41	USD60mn 2.390% Callable Notes due 3 March 2041	USD	60,000,000.00
1543_GMTN1256_00_2	8-Mar-21	8-Mar-61	USD30mn Zero Coupon Callable Notes due 8 March 2061	USD	30,000,000.00
1545_GMTN1258_00_1	4-Mar-21	4-Mar-31	USD2.0bn 1.50% Global Notes due 4 March 2031	USD	2,000,000,000.00
1555_GMTN1267_00_2	30-Mar-21	30-Mar-61	USD20mn Zero Coupon Callable Notes due 3 March 2061	USD	20,000,000.00
			USD TOTAL		**6,710,000,000.00**
1489_GMTN1205_01_2	22-Jan-21	7-Dec-23	ZAR500mn 4.50% Notes due 7 December 2023	ZAR	500,000,000.00
1519_GMTN1234_00_2	5-Feb-21	5-Nov-21	ZAR3.5bn 4.50% Notes due 5 November 2021	ZAR	3,500,000,000.00
1534_GMTN1248_00_2	26-Feb-21	26-Aug-21	ZAR750mn 4.63% Notes due 26 August 2021	ZAR	750,000,000.00
1538_GMTN1251_00_2	3-Mar-21	3-Sep-21	ZAR750mn 4.835% Notes due 3 September 2021	ZAR	750,000,000.00
1549_GMTN1262_00_2	16-Mar-21	16-Sep-21	ZAR1bn 4.58% Notes due 16 September 2021	ZAR	1,000,000,000.00
			ZAR TOTAL		**6,500,000,000.00**

ASIAN DEVELOPMENT BANK
TREASURY DEPARTMENT
FUNDING DIVISION

APPENDIX B

SUMMARY OF REDEMPTIONS
FOR THE FIRST QUARTER 2021

CCY	SECID	MATURITY DATE	REDEMPTION DATE	DESCRIPTION	EARLY REDEMPTION	FINAL REDEMPTION
AUD						
AUD	1101_AUDM0018_00_1	19-Jan-21	19-Jan-21	AUD300mn 2.80% Notes due 19 January 2021	0.00	300,000,000.00
AUD	1101_AUDM0018_01_1	19-Jan-21	19-Jan-21	AUD250mn 2.80% Notes due 19 January 2021	0.00	250,000,000.00
				AUD - TOTAL	**0.00**	**550,000,000.00**
BRL						
BRL	1240_GMTN0966_00_2	5-Mar-21	5-Mar-21	BRL35mn 6.38% Notes due 5 March 2021 payable in United States dollars	0.00	35,000,000.00
BRL	1240_GMTN0966_01_2	5-Mar-21	5-Mar-21	BRL35mn 6.38% Notes due 5 March 2021 payable in United States dollars	0.00	35,000,000.00
BRL	1240_GMTN0966_02_2	5-Mar-21	5-Mar-21	BRL70mn 6.38% Notes due 5 March 2021 payable in United States dollars	0.00	70,000,000.00
				BRL - TOTAL	**0.00**	**140,000,000.00**
CNY						
CNY	1404_GMTN1122_00_2	1-Mar-21	1-Mar-21	CNY650mn 2.31% Notes due 1 March 2021	0.00	650,000,000.00
				CNY - TOTAL	**0.00**	**650,000,000.00**
HKD						
HKD	1331_GMTN1055_00_2	22-Mar-21	22-Mar-21	HKD300mn 2.04% Notes due 22 March 2021	0.00	300,000,000.00
HKD	1387_GMTN1106_00_2	15-Jan-21	15-Jan-21	HKD300mn 1.79% Notes due 15 January 2021	0.00	300,000,000.00
HKD	1394_GMTN1112_00_2	25-Jan-21	25-Jan-21	HKD300mn 1.73% Notes due 25 January 2021	0.00	300,000,000.00
HKD	1400_GMTN1118_00_2	19-Feb-21	19-Feb-21	HKD150mn 1.685% Notes due 19 February 2021	0.00	150,000,000.00
				HKD - TOTAL	**0.00**	**1,050,000,000.00**
GBP						
GBP	1410_GMTN1128_00_2	18-Mar-23	18-Mar-21	GBP50mn 0.34% Callable Notes due 18 March 2023	**50,000,000.00** [a]	**0.00**
				GBP - TOTAL	**50,000,000.00**	**0.00**
GEL						
GEL	1385_GMTN1104_0_2	14-Jul-21	14-Jan-21	GEL85.08mn Amortizing Floating Rate Notes due 14 July 2021 payable in United States dollars	**21,270,000.00** [b]	**0.00**
				GEL - TOTAL	**21,270,000.00**	**0.00**
INR						
INR	1192_GMTN0922_00_1	24-Feb-21	24-Feb-21	INR3bn 6% Notes due 24 February 2021 payable in United States dollars	**0.00**	3,000,000,000.00
INR	1192_GMTN0922_01_1	24-Feb-21	24-Feb-21	INR2bn 6% Notes due 24 February 2021 payable in United States dollars	**0.00**	2,000,000,000.00
				INR - TOTAL	**0.00**	**5,000,000,000.00**
JPY						
JPY	1313_GMTN1039_00_2	28-Jan-21	28-Jan-21	JPY7.517bn 1.50% Callable Dual Currency Notes 28 January 2021	**0.00**	7,517,000,000.00
JPY	1323_GMTN1047_00_2	25-Feb-21	25-Feb-21	JPY5.134bn 1.50% Callable Dual Currency Notes 25 February 2021	**0.00**	5,134,000,000.00
				JPY - TOTAL	**0.00**	**12,651,000,000.00**
KZT						
KZT	1481_GMTN1188_00_1	22-Jan-23	22-Jan-21	KZT10.097bn 10.10% Amortizing Notes due 22 January 2023	**301,597,927.66** [b]	0.00
				KZT- TOTAL	**301,597,927.66**	**0.00**
TRY						
TRY	1106_GMTN0842_00_2	9-Mar-21	9-Mar-21	TRY31mn Zero Coupon Deep Discount Notes due 9 March 2021	0.00	31,000,000.00
TRY	1238_GMTN0964_00_2	26-Feb-21	26-Feb-21	TRY236mn 11.15% Notes due 26 February 2021	0.00	236,000,000.00
TRY	1247_GMTN0973_00_2	26-Mar-21	26-Mar-21	TRY173mn 11.72% Notes due 26 March 2021	0.00	173,000,000.00
TRY	1349_GMTN1073_00_2	12-Jan-21	12-Jan-21	TRY300mn 16.25% Notes due 12 January 2021	0.00	300,000,000.00
TRY	1405_GMTN1123_00_2	5-Mar-21	5-Mar-21	TRY200mn 14% Notes due 5 March 2021	0.00	200,000,000.00
TRY	1406_GMTN1124_00_2	10-Mar-21	10-Mar-21	TRY100mn 14% Notes due 10 March 2021	0.00	100,000,000.00
TRY	1407_GMTN1125_00_2	15-Mar-21	15-Mar-21	TRY150mn 14% Notes due 15 March 2021	0.00	150,000,000.00
				TRY - TOTAL	**0.00**	**1,190,000,000.00**
UAH						
UAH	1409_GMTN1127_00_2	17-Mar-21	17-Mar-21	UAH500mn 11.50% Notes due 17 March 2021 payable in United States dollars	0.00	500,000,000.00
				UAH - TOTAL	**0.00**	**500,000,000.00**
USD						
USD	1111_GMTN0847_00_1	16-Mar-21	16-Mar-21	USD3bn 1.625% Global Notes due 16 March 2021	0.00	3,000,000,000.00
USD	1179_GMTN0910_00_1	16-Mar-21	16-Mar-21	USD1bn Floating Rate Notes due 16 March 2021	0.00	1,000,000,000.00
USD	1111_GMTN0847_01_1	16-Mar-21	16-Mar-21	USD100mn 1.625% Global Notes due 16 March 2021	0.00	100,000,000.00
USD	1230_GMTN0957_00_1	20-Jan-21	20-Jan-21	USD3.75bn 2.25% Global Notes due 20 January 2021	0.00	3,750,000,000.00
USD	1232_GMTN0959_00_2	26-Jan-21	26-Jan-21	USD100mn Floating Rate Notes due 26 January 2021	0.00	100,000,000.00
USD	1234_GMTN0961_00_2	1-Feb-21	1-Feb-21	USD100mn Floating Rate Notes due 1 February 2021	0.00	100,000,000.00
USD	1179_GMTN0910_01_1	16-Mar-21	16-Mar-21	USD100mn Floating Rate Notes due 16 March 2021	0.00	100,000,000.00
USD	1179_GMTN0910_02_1	16-Mar-21	16-Mar-21	USD50mn Floating Rate Notes due 16 March 2021	0.00	50,000,000.00
USD	1179_GMTN0910_03_1	16-Mar-21	16-Mar-21	USD50mn Floating Rate Notes due 16 March 2021	0.00	50,000,000.00
USD	1179_GMTN0910_04_1	16-Mar-21	16-Mar-21	USD75mn Floating Rate Notes due 16 March 2021	0.00	75,000,000.00
				USD - TOTAL	**0.00**	**8,325,000,000.00**
ZAR						
ZAR	1408_GMTN1126_00_2	13-Mar-21	13-Mar-21	ZAR450mn 6.052% Notes due 13 March 2021	0.00	450,000,000.00
				ZAR - TOTAL	**0.00**	**450,000,000.00**

[a] Fully redeemed on indicated Redemption Date
[b] Amortized notional on indicated Redemption Date

<u>RESOLUTION</u>

GLOBAL BORROWING AUTHORIZATION FOR 2021

WHEREAS

The Asian Development Bank (ADB) has determined to borrow funds in 2021;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.   ADB is hereby authorized to undertake borrowings from time to time during 2021 and, for this purpose, (i) to create and sell issues of obligations with final maturities of one day or more from the date of issue (Bonds), and (ii) to undertake direct borrowings of funds for terms of one day or more (Direct Borrowings) in accordance with the provisions of this Resolution. For the avoidance of doubt, Bonds may provide for early redemption at any time prior to final maturity, and Direct Borrowings may provide for prepayment at any time prior to the end of their term.

(i)   The aggregate amount of proceeds of Bonds and Direct Borrowings authorized by this Resolution shall not exceed the equivalent of United States dollars forty billion ($40,000,000,000).

(ii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds or Direct Borrowings with final maturities of less than one year or which is no longer outstanding within 2021, shall not be counted under the authorized borrowing program limit.

(iii)   For the purposes of subparagraph (i) above, the United States dollar equivalent of the proceeds of each issue of Bonds and each Direct Borrowing shall be determined on the basis of the exchange rate prevailing on the date the Bonds or the Direct Borrowing are priced.

2.   The President or any Vice-President is authorized to approve each issue of Bonds and each Direct Borrowing. The Treasurer is authorized to approve (i) each issue of Bonds under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $5.0 billion equivalent per issue; and (ii) each issue of Bonds under any local currency Medium-Term Note program, and each issue of Bonds (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount Bonds, aggregate proceeds) not exceeding $2.0 billion equivalent per issue. In this connection, the President, any Vice-President, or the Treasurer, as the case may be, is authorized to determine, to the extent relevant, in respect thereof:

(i)   currency and principal amount;
(ii)   amount of proceeds;
(iii)   market(s);
(iv)   title and form;
(v)   price;
(vi)   issuance date(s);
(vii)   drawdown date(s);
(viii)   maturity date(s);

| (ix) | interest rate(s) and interest payment date(s); and |
| (x) | any other applicable terms and conditions, and to do any and all such other acts as the President, any Vice-President, or the Treasurer, as the case may be, shall deem necessary or advisable to carry fully into effect the transactions authorized by this Resolution. |

3.   ADB is further authorized to undertake borrowings from time to time during the same period to refinance its existing borrowings. The President, any Vice-President, or the Treasurer, as the case may be, is authorized to approve each such refinancing transaction and to make, in respect of each such refinancing transaction, the determinations contemplated by para. 2 above. Such refinancing transactions shall not be subject to the limitation set forth in para. 1 above.

4.   Except as provided in this Resolution or as the President or a Vice-President may otherwise determine, the Borrowing Regulation of ADB shall apply to Bonds, Direct Borrowings, and refinancing transactions authorized by this Resolution.

5.   The Board of Directors will be notified of the terms of each bond issue completed on a quarterly basis.

6.   Formal action in connection with any specific borrowing hereunder shall be subject to the approvals of the governments of the countries concerned, as required by Article 21(i) of the Agreement Establishing the Asian Development Bank.

<u>RESOLUTION</u>

GLOBAL AUTHORIZATION FOR SWAP TRANSACTIONS IN 2021

WHEREAS

The Asian Development Bank (ADB) intends to enter into currency swap, interest rate swap, and repurchase transactions in 2021;

NOW THEREFORE BE IT RESOLVED AS FOLLOWS:

1.　　ADB is hereby authorized to undertake from time to time during 2021 any currency swap transactions, interest rate swap transactions, cross-currency rate swap transactions, repurchase transactions, and transactions of a similar nature (each, a swap transaction) in accordance with the provisions of this Resolution.

2.　　The President or any Vice-President may approve the undertaking of any swap transaction in connection with any of ADB's borrowings and asset and liability management transactions with such party or parties and on such terms and conditions as the President or any Vice-President shall determine. The Treasurer may approve the undertaking or termination of any swap transaction in connection with (i) ADB's borrowings under the Global Medium-Term Note program involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $5.0 billion equivalent per borrowing; (ii) ADB's borrowings under any local currency Medium-Term Note program, and ADB's other borrowings (not under the Global Medium-Term Note program and any local currency Medium-Term Note program) denominated in currencies that ADB has previously issued in, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $2.0 billion equivalent per borrowing; and (iii) ADB's asset and liability management transactions, involving principal amounts (or, in the case of non-interest bearing or deep discount borrowings, aggregate proceeds) not exceeding $1.0 billion equivalent per transaction, in each case with such party or parties and on such terms and conditions as the Treasurer shall determine.

3.　　Any Authorized Representative (as hereinafter defined) may, in the name and on behalf of ADB, (i) sign and deliver any agreement or document providing for any swap transaction approved by the President, any Vice-President, or the Treasurer, as the case may be, in accordance with para. 2 above; and (ii) execute and deliver all such other documents and do all such other acts as he or she shall deem necessary or advisable in order to carry fully into effect the authority granted him or her under this Resolution.

4.　　For the purposes of para. 3, the approval and determinations of the President, a Vice-President, or the Treasurer, as the case may be, shall be conclusively evidenced by execution by an Authorized Representative of any agreement or other document providing for such swap transaction.

For the purposes of this Resolution, "Authorized Representative" means

(i)   any of the following officers of ADB: the President, a Vice-President, the Treasurer; the General Counsel; Head, Office of Risk Management; the Deputy Treasurer; the Deputy General Counsel; an Assistant Treasurer; an Assistant General Counsel; Advisor, Office of the Head, Office of Risk Management and Head, Treasury and Operational Risk Unit, Office of Risk Management; a Principal Treasury Specialist; Principal Risk Management Specialist; and a Principal Counsel; and

(ii)   in reference to any particular swap transaction undertaken in connection with ADB's borrowings and asset and liability management transactions, any person who may be designated in writing by the President or a Vice-President as an Authorized Representative for the purposes of this Resolution, or any provision thereof, with respect to such swap transaction.